SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*



                              Electro-Sensors, Inc.
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                                (Name of Issuer)

                          Common Stock, $.10 par value
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                         (Title of Class of Securities)

                                   285233 10 3
     -----------------------------------------------------------------------
                                 (CUSIP Number)

                                Jean C. Slattery
                              4378 Mackey Avenue S.
                              Minneapolis, MN 55424
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 14, 1998
     -----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [GRAPHIC OMITTED].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No. 285233-10-3                             Page   2   of    4    Pages
                                                     --------   --------
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1             NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE
              PERSONS (ENTITIES ONLY)
              Jean C. Slattery
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2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (SEE INSTRUCTIONS)                                 (a) [  ]
                                                                 (b) [  ]

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3             SEC USE ONLY

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4             SOURCE OF FUNDS (SEE INSTRUCTIONS)
              N/A
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5             CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                [  ]

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6             CITIZENSHIP OR PLACE OF ORGANIZATION
              U.S.A.
------------------------- --------- --------------------------------------------
       NUMBER OF          7         SOLE VOTING POWER
         SHARES
      BENEFICIALLY                  159,668
        OWNED BY
          EACH            --------- --------------------------------------------
       REPORTING           8         SHARED VOTING POWER
         PERSON
          WITH                       0
                          --------- --------------------------------------------
                          9         SOLE DISPOSITIVE POWER
                                    159,668
                          --------- --------------------------------------------
                          10        SHARED DISPOSITIVE POWER
                                    0
------------- ------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              159,668
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12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                [  ]

------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              8.1%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*
              IN
------------- ------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         The Schedule 13D filed by Jean C. Slattery, dated December 29, 1997, is hereby amended as follows:


Item 1.  Security and Issuer.

         No Change

Item 2.  Identity and Background.

         No Change

Item 3.  Source and Amount of Funds or Other Consideration.

         Not applicable, as no additional acquisitions have been made.

Item 4.  Purpose of Transaction.

         Not applicable, as no additional acquisitions have been made.

Item 5.  Interest in Securities of the Issuer.

         (a) Ms. Slattery beneficially owns 159,668 shares of the Issuer's Common Stock, representing 8.1% of the shares of Common Stock outstanding. Of such shares, Ms. Slattery holds 50,090 shares as Trustee of the James P. Slattery Family Trust and 109,578 shares individually.

         (b) Ms. Slattery has sole voting and investment power over all of the shares beneficially owned by her.

         (c) During the past 60 days, the James P. Slattery Family Trust made the following open market sales of the Issuer's Common Stock:

                               Number
         Date                 of Shares                 Price Per Share

         12/11/98               700                         $3.25
         12/11/98               700                         $3.00
         12/11/98               600                         $3.125

         In addition, on December 9, 1998, Ms. Slattery gifted 5,924 of her directly owned shares to her children.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.

         None.


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:   February 2, 1999


                                                   /s/ Jean C. Slattery
                                                   Jean C. Slattery